UnionBanc®
Investment Services

800 N Brand Blvd, 16th floor, Glendale, CA 91203
P.O. Box 513100, Los Angeles, CA 90051-1100

UnionBanc Investment Services, LLC's Exemption Report

We as members of management of UnionBanc Investment Services, LLC, (the Company) are responsible for complying with 17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers" and complying with 17 C.F.R. §240.15c3-3: k 2 (i) and k 2 (ii) (the "exemption provisions"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(4). To the best of our knowledge and belief we state the following:

(1) We identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: k 2 (i) and k 2 (ii) (the "exemption provisions") and (2) we met the identified exemption provisions from January 1, 2019 to December 31, 2019 except as described below:

Date	Nature
1/7/2019	Rep error
1/22/2019	Rep error
1/23/2019	Home Office error
1/25/2019	Rep error
1/30/2019	Rep error
2/7/2019	Rep error
1/29/2019	Rep error
1/29/2019	Rep error
2/19/2019	Rep error
2/25/2019	Rep error
2/6/2019	Rep error
2/13/2019	Rep error
2/8/2019	Rep error
3/7/2019	Rep error
3/6/2019	Rep error
3/6/2019	Rep error
3/6/2019	Rep error
3/6/2019	Rep error
3/11/2019	Rep error
3/12/2019	Rep error
3/12/2019	Rep error

3/6/2019	Rep error
3/12/2019	Rep error
3/18/2019	Other
3/22/2019	Rep error
3/21/2019	Other
3/21/2019	Other
4/10/2019	Other
4/10/2019	Other
4/10/2019	Other
4/10/2019	Rep error
4/15/2019	Other
4/1/2019	Rep error
4/2/2019	Rep error
5/13/2019	Rep error
6/7/2019	Other
6/20/2019	Rep error
6/7/2019	Office Error
8/2/2019	Rep error
8/8/2019	Rep error
9/11/2019	Other
9/26/2019	Rep error
10/22/2019	Rep error
11/7/2019	Rep error
12/2/2019	Rep error
12/2/2019	Rep error
11/8/2019	Rep error
12/3/2019	Rep error
11/20/2019	Rep error
11/20/2019	Rep error
12/19/2019	Rep error
12/19/2019	Rep error



Julian Jacolev
Chief Financial Officer
February 19, 2020



Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112-0015
USA

Tel: +1 212 492 4000
Fax: +1 212 489 1687
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Managers and Member of UnionBanc Investment Services, LLC

We have reviewed management's statements, included in the accompanying UnionBanc Investment Services, LLC's Exemption Report, in which (1) UnionBanc Investment Services, LLC (the "Company") identified the following provisions of 17 C.F.R. § 240.15c3-3(k) under which the Company claimed exemptions from 17 C.F.R. § 240.15c3-3: paragraphs (k)(2)(i) and (k)(2)(ii) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the year ended December 31, 2019 except as described in its exemption report. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraphs (k)(2)(i) and (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Deloitte & Touche LLP

February 19, 2020